Exhibit 99.1

ELBIT IMAGING EXECUTED AN AGREEMENT TO SELL ITS INTEREST IN THREE LONDON HOTELS TO PARK PLAZA FOR A TOTAL ASSETS VALUE OF £ 230 MILLION.

Tel Aviv, December 30, 2010, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today that its wholly owned indirect subsidiary, has entered into a Share Purchase Agreement and Loan Agreements with Park Plaza Hotels Limited (“Park Plaza”) and its subsidiary, with regard to the sale of its holdings in three of its jointly controlled companies, which own the following hotels in London: 45% interest in the Park Plaza Riverbank Hotel, 50% interest in the Park Plaza Victoria Hotel and 45% interest in the Park Plaza Sherlock Holmes Hotel (collectively: the “Hotels”). The Hotels are jointly owned by Elbit and Park Plaza and are managed by Park Plaza. The closing of the transaction is scheduled for Friday, December 31, 2010.

The total assets value of the Hotels is estimated at £230 million and their depreciated value in Elbit’s accounts is approximately £166 million. The total gain which will be recognized in Elbit’s financial statements of the fourth quarter as a result of the transaction, is estimated at approximately NIS185 million.

The total consideration for the transaction is £21 million, which will be paid in the following manner: (i) two loans provided by Elbit’s subsidiary to Park Plaza’s subsidiary, each in the amount of £8 million bearing an annual interest at the rate of 7%. Under the first loan, the principal amount will be paid in six equal quarterly consecutive installments, and under the second loan, the entire principal amount will be paid on the third anniversary of the closing date; (ii) Issuance and allotment of one million ordinary shares of Park Plaza, with a current market price of £1.5 million, based on the quotation of such shares’ price on Alternative Investment Market (AIM) of the London Stock Exchange; and (iii) an additional payment in the aggregate amount of up to £3.5 million, that shall be made on the fifth anniversary of the closing date and shall be subject to certain adjustments, based on the Park Plaza shares’ market price, as set forth in the agreement.

As part of the transaction, Park Plaza will assume and undertake certain guarantees of Elbit in favor of Aareal Bank A.G. in an amount of approximately £11.9 million, with respect to the indebtedness owed by the companies which hold the Hotels.

Mr. Dudi Machluf, Co-CEO of Elbit Imaging, commented: “We are pleased to announce the signing of the transaction for the sale of our holdings in the hotels in London to Park Plaza. The continuous improvement in the hotels business in London provides us the opportunity to sale our holdings in the hotels in an attractive yield. As a result of this transaction we will record a significant capital gain of approximately NIS 185 million which will enhance our shareholder equity. In addition, and as a result from this transaction, we will significantly reduce the bank debts recorded in our balance sheet in the amount of approximately NIS 500 million.

This transaction is in line with our strategy to expand our U.S. real estate sector and to divert significant resources to this area, which we believe will provide us better returns on our equity.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel operation and management, primarily in major European cities; (iii) Elbit Medical - investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and investments in stem cell expansion technologies to develop therapeutic products for cancer; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Yielding Real Properties - Investment in commercial real property in the United States and venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” In addition, the transactions described herein may be subject to risks facing transactions of this sort, including without limitation, failure to meet the conditions to closing and a breach or default by one of the parties to the agreements. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il